

05041179

AM 3-23-2005

SECUR[illegible]SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17864

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Valley Forge Asset Management Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 S. Warner Road
(No. and Street)

King of Prussia	PA	19406
(City)	(State)	(Zip Code)

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael F. Swallow 610-687-6800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One South Market Square	Harrisburg	PA	17101
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2005
WASH. D.C. 179

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/23/05

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

\\PZapps2\userdata\dstetter\Winword\Finance\Form X-17A-5 Part III.doc

OATH OR AFFIRMATION

I, Michael F. Swallow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Valley Forge Asset Management Corp., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notarial Seal
Christine D. Warner, Notary Public
Upper Merion Twp., Montgomery County
My Commission Expires Apr. 18, 2006

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Valley Forge Asset Management Corporation

(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)

Financial Statements and Supplemental Schedules

December 31, 2004 and 2003

Valley Forge Asset Management Corporation
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Index
December 31, 2004 and 2003



PricewaterhouseCoopers LLP
One South Market Square
213 Market Street
Harrisburg PA 17101
Telephone (717) 231 5900
Facsimile (717) 232 5672

Report of Independent Auditors

To the Board of Directors and Stockholder of
Valley Forge Asset Management Corporation

In our opinion, the accompanying statements of financial condition and the related statements of income, changes in shareholder's equity, changes in subordinated borrowings, and cash flows present fairly, in all material respects, the financial position of the Valley Forge Asset Management Corporation (a wholly owned subsidiary of Susquehanna Bancshares, Inc.) (the "Company") at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 23, 2005

Valley Forge Asset Management Corporation
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Statements of Financial Condition
December 31, 2004 and 2003

	2004	2003
Assets		
Cash and cash equivalents	$ 814,168	$ 1,167,586
Commissions receivable	139,649	168,999
Investment advisory fees receivable, net	2,176,659	1,705,400
Accrued tax asset	109,098	-
Marketable securities, at market value	4,233,605	1,499,640
Prepaid expenses and other assets	714,777	231,030
Furniture and equipment, at cost, less accumulated depreciation of $258,552 and $196,672, respectively	165,308	88,749
Goodwill, net of accumulated amortization of $279,983	14,720,000	14,720,000
Customer intangible, net of accumulated amortization of $43,763 and $0, respectively	1,041,232	-
Total assets	$ 24,114,496	$ 19,581,404
Liabilities and Shareholder's Equity		
Liabilities		
Accounts payable, accrued expenses, and other liabilities	$ 1,961,430	$ 942,949
Income taxes payable	-	284,206
Deferred tax liability	1,560,211	994,404
Subordinated borrowings from Parent	15,000,000	15,000,000
Total liabilities	18,521,641	17,221,559
Commitments and contingencies (Note 9)		
Shareholder's equity		
Common stock, $.01 par value, 100 shares authorized and 100 issued and outstanding	1	1
Additional paid-in capital	3,768,703	2,102,999
Retained earnings	1,824,151	256,845
Total shareholder's equity	5,592,855	2,359,845
Total liabilities and shareholder's equity	$ 24,114,496	$ 19,581,404

The accompanying notes are an integral part of these financial statements.

Valley Forge Asset Management Corporation
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Statements of Income
Years Ended December 31, 2004 and 2003

	2004	2003
Revenues		
Investment advisory fees, net	$ 11,713,339	$ 8,838,317
Commissions	1,771,820	1,086,401
Principal trades	41,597	24,262
Interest and dividends	35,924	18,146
Increase in the cash surrender value of deferred income plan insurance	-	395,699
Other income	495,649	361,523
Total income from operations	14,058,329	10,724,348
Expenses		
Employee compensation and benefits	4,358,496	3,258,949
Commissions	51,615	36,131
Regulatory fees and expenses	74,276	87,195
Consulting and professional expenses	3,771,196	2,804,359
Communications and data processing expenses	215,062	190,530
Occupancy expenses	207,887	114,063
Interest expense	1,500,000	1,500,000
Other expenses	556,881	361,813
Total operating expenses	10,735,413	8,353,040
Income before provision for income taxes	3,322,916	2,371,308
Provision for income taxes	1,455,610	1,010,262
Net income	$ 1,867,306	$ 1,361,046

The accompanying notes are an integral part of these financial statements.

Valley Forge Asset Management Corporation

(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)

Statements of Changes in Shareholder's Equity
Years Ended December 31, 2004 and 2003

	Common Stock		Additional	
	Shares Outstanding	Amount	Paid-in Capital	Retained Earnings
Balance as of December 31, 2002	100	$ 1	$1,999,999	$ 395,799
Net income	-	-	-	1,361,046
Contribution from Parent related to tax sharing agreement	-	-	103,000	-
Cash dividends	-	-	-	(1,500,000)
Balance as of December 31, 2003	100	1	2,102,999	256,845
Net income	-	-	-	1,867,306
Contribution from Parent of Tyler Wealth Management and Patriot Advisors of $1,083,182 and $389,522, respectively	-	-	1,472,704	-
Contribution from Parent related to tax sharing agreement	-	-	193,000	-
Cash dividends	-	-	-	(300,000)
Balance as of December 31, 2004	100	$ 1	$3,768,703	$ 1,824,151

The accompanying notes are an integral part of these financial statements.

Valley Forge Asset Management Corporation
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Statements of Changes in Subordinated Borrowings
Years Ended December 31, 2004 and 2003

Subordinated borrowings at December 31, 2002	$ 15,000,000
Additional subordinated borrowings during the year	-
Subordinated borrowings at December 31, 2003	15,000,000
Additional subordinated borrowings during the year	-
Subordinated borrowings at December 31, 2004	$ 15,000,000

The accompanying notes are an integral part of these financial statements.

Valley Forge Asset Management Corporation
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Statements of Cash Flows
Years Ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities		
Net income	$ 1,867,306	$ 1,361,046
Adjustments to reconcile net income to cash provided by operating activities		
Depreciation and amortization	97,976	23,246
Accretion on commercial paper	-	(14,424)
Deferred income taxes	565,807	108,563
(Increase) decrease in operating assets		
Commissions receivable	29,350	37,364
Advisory fees receivable	(371,259)	(225,960)
Marketable securities	(2,733,965)	(982,836)
Prepaid expenses and other assets	(411,620)	(32,295)
Increase (decrease) in operating liabilities		
Accounts payable, accrued expenses and other liabilities	638,936	(34,230)
Income tax liability	(237,691)	140,508
Net cash (used in) provided by operating activities	(555,160)	380,982
Cash flows from investing activities		
Sale of furniture and equipment	24,949	-
Purchases of furniture and equipment	(97,190)	(46,817)
Net cash used in investing activities	(72,241)	(46,817)
Cash flows from financing activities		
Cash assumed from transfer of subsidiaries	573,983	-
Cash dividends paid to parent	(300,000)	(1,500,000)
Net cash provided by (used in) financing activities	273,983	(1,500,000)
Decrease in cash	(353,418)	(1,165,835)
Cash		
Beginning of period	1,167,586	2,333,421
End of period	$ 814,168	$ 1,167,586
Supplemental disclosure of cash flow information		
Cash paid during the period for		
Income taxes	$ 1,050,676	$ 856,068
Interest expense	$ 1,500,000	$ 1,500,000

The accompanying notes are an integral part of these financial statements.

1. The Company

Valley Forge Asset Management Corporation (the "Company") was incorporated on October 10, 1973. The Company is a broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC"), and is a member of the National Association of Securities Dealers ("NASD"). The Company clears all transactions through an unaffiliated broker-dealer on a fully disclosed basis. In 2000, Susquehanna Bancshares, Inc. (the "Parent"), a bank holding company headquartered in Lititz, Pennsylvania, acquired Valley Forge Asset Management Corporation and its parent company, Valley Forge Investment Companies, Inc. ("VFICO") and simultaneously merged VFICO into Valley Forge Asset Management Corporation.

2. Summary of Significant Accounting Policies

Method of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Under this basis, revenues are recognized in the year in which they are earned and become measurable, and expenses are recognized in the year they are incurred. The Company's revenues consist primarily of individual and institutional advisory fees and commissions on customer trades and private placements. Advisory fees and commissions in private placements are recognized as income when earned under the accrual basis of accounting. Securities transactions and commissions revenue and related expenses are recorded on a trade date basis.

Cash and Cash Equivalents

Cash and cash equivalents are defined as cash and short-term investments having an original maturity of three months or less. Included in the balance is approximately $51,000 for the year ended December 31, 2004, in cash that is restricted by the Company's Clearing Agent.

Marketable Securities

The Company's marketable securities are classified as "trading securities." Trading securities, consisting of equity securities and short-term commercial paper, are stated at fair value. Realized and unrealized gains and losses are included in income. The cost of securities sold is determined using the specific identification method and realized gains or losses are reflected in income.

Furniture and Equipment

Office and computer equipment are recorded at cost. Depreciation is provided on an accelerated method. When items of furniture and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income. Depreciable lives of the items included at December 31, 2004 and 2003 are as follows:

Computer equipment	five years
Office equipment	seven years

Investment Advisory Fees Receivable

Advisory fees receivable includes fees receivable on both individual and institutional customers that are reported net of commissions payable to third parties in the amount of $935,000 and $750,000 for the years ended December 31, 2004 and 2003, respectively. Advisory fee revenue is recognized for the period in which it is earned and is typically based on assets under management.

Intangibles
Goodwill in the amount of $9,414,786 was recorded as a result of the purchase of the Company by the Parent in 2000. An additional $6,000,000 was recorded as goodwill in 2001 as a result of an earnings based contingent earn out paid by the Company pursuant to acquisition agreement.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), *Goodwill and Other Intangible Assets*. SFAS 142 addresses financial accounting and reporting for intangible assets and goodwill. The Statement requires that goodwill and intangible assets having indefinite useful lives not be amortized, but rather be tested at least annually for impairment. Accordingly, the Company ceased to amortize goodwill upon adoption of SFAS 142 on January 1, 2002 after amortizing $279,983 prior to adoption. The Company has tested goodwill for impairment pursuant to this new pronouncement and did not note impairment.

On June 10 and August 31, 2004, the Parent transferred Tyler Wealth Management and Patriot Advisors, respectively, to the Company. The transfer included customer list of $425,145 and $659,850, respectively, that is being amortized straight line over 15 years.

Fair Value of Financial Instruments
Financial instruments are reported in the financial statements either at fair value or amounts which approximate fair value.

Deferred Income Plan
Deferred income plan insurance is purchased by the Company based on voluntary employee salary deferral elections within the plan guidelines. Revenue for this plan is recognized based on increases in the cash surrender value of the insurance and expense is recognized based on benefits accrued to the employee.

Income Taxes
The Company is included in the consolidated federal income tax return for the Parent. The Company's method of accounting for income taxes conforms with Statement of Financial Accounting Standards Statement No. 109, *Accounting for Income Taxes*. This Statement utilizes the liability method and deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws.

Reclassification
Certain reclassifications of prior year's amounts have been made to conform with the current year's presentation.

Accounting Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amount of revenues and expenses during the reported period. Actual results could differ from those estimates.

Concentration of Credit Risk
Financial instruments which subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company deposits its cash with its principal bank, which is a high-credit quality institution. The Company has not required collateral for its accounts receivable.

Combination with Patriot Advisors, Inc. and Tyler Wealth Management
On June 10, 2004, The Company's sole shareholder, Susquehanna Bancshares, Inc., purchased Patriot Bank Corporation, a financial services company located in Pottstown, Pennsylvania. Included with this transaction was the purchase of Patriot Advisors, Inc. and Tyler Wealth Management, which were wholly owned subsidiaries of Patriot Bank Corporation.

On June 10, and August 31, 2004, the Company transferred Tyler Wealth Management and Patriot Advisors, respectively, to the Company resulting in a total contribution of additional paid in capital of $1,472,704 from the Parent to the Company comprised of the following:

Cash received	$ 573,983
Advisory fees receivable	100,000
Prepaid expenses	72,127
Furniture and equipment	58,531
Customer intangibles	1,084,995
Accounts payable, accrued expenses and other liabilities	(379,545)
Income tax liability	(37,387)
	$ 1,472,704

3. Marketable Securities Owned

At December 31, 2004 and 2003, the Company's marketable trading securities were recorded at their fair value of $4,233,605 and $1,499,640, respectively. These securities had a cost basis of $4,240,891 and $1,501,365, respectively, and were comprised primarily of commercial paper.

4. Subordinated Borrowings

In March 2001, the Company borrowed $15,000,000 under a subordinated note agreement with the Parent. The borrowing was approved by the NASD and bears interest at a rate of 10% per annum. On May 15, 2003, the note was extended to May 31, 2013. The subordinated note is available in computing net capital under the SEC's uniform net capital rule (SEC Rule 15c3-1). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

5. Income Taxes

The components of the provision for income taxes for the years ended December 31, 2004 and 2003 are as follows:

	2004	2003
Current		
Federal	$ 498,265	$ 680,581
State	391,538	234,322
Total current	889,803	914,903
Deferred		
Federal	552,071	73,642
State	13,736	21,717
Total deferred	565,807	95,359
Total provision for income taxes	$ 1,455,610	$ 1,010,262

The differences between income tax expenses at statutory U.S. federal income tax rates and the Company's effective income tax rates are as follows:

	2004	2003
Tax on pre-tax income at statutory Federal rate	$ 1,163,020	$ 829,958
Total state tax provision	405,274	255,739
Other	(112,684)	(75,435)
	$ 1,455,610	$ 1,010,262

The Company files a consolidated federal tax return with the Parent and the Parent's Subsidiaries. The Company determines its current and deferred income tax expense or benefit on a separate company basis. In accordance with the tax sharing agreement, the Parent will reimburse the related entities for any tax benefits recorded on a separate company basis when utilized on the consolidated return, and the related entities will reimburse Susquehanna for any tax expense recorded on a separate company basis. As of December 31, 2004, the amount of any tax-related balances due from the Parent was $109,098. In conjunction with the tax sharing arrangement, the Parent contributed $193,000 and $103,000 in additional capital in 2004 and 2003, respectively.

6. 401(k) Plan

Effective July 1, 2000, all employees of the Company became eligible to participate in the 401(k) plan of the Parent. Under the Parent's plan, employee contributions are required to be at least 1% of eligible compensation, and are not to exceed 15% of eligible compensation. Employer matching contributions under the Parent's plan represent 100% of the first 3% of base compensation. The employer's matching contribution made to the Parent's plan was $69,534 and $57,595 for the years ended December 31, 2004 and 2003, respectively.

7. Lease Commitments

The Company's headquarters is leased from Warner Road Associates which was partially owned by the previous majority shareholder of the Company. Additional office space is also leased from independent third parties. The Company also leases computer equipment from the Company's clearing broker-dealer. Minimum future lease payments under which the Company is obligated are as follows:

	Third Party Commitments	Related Party Commitments	Total Lease Commitments
2005	$ 247,068	$ 199,787	$ 446,855
2006	252,774	99,796	352,570
2007	252,328	77,327	329,655
2008	-	75,585	75,585
2009 and beyond	-	-	-
	$ 752,170	$ 452,495	$ 1,204,665

Rent expense paid to related parties for office space and computer equipment was $116,617 and $84,191, respectively, for the year ended December 31, 2004 and $111,866 and $106,787, respectively, for the year ended December 31, 2003. Total rent expense for office space and computer equipment was $231,730 and $87,964, respectively, for the year ended December 31, 2004 and $111,866 and $106,787, respectively, for the year ended December 31, 2003.

8. Related Party Transactions

See Note 4 for information on the subordinated borrowings with the Parent. Total interest expense from related party borrowings amounted to $1,500,000 for each of the years ended December 31, 2004 and 2003. See Note 7 for information on related party lease agreements.

Additionally, the Company maintains noninterest bearing deposit accounts with Susquehanna Patriot Bank, an affiliate of the Parent. These deposits amounted to $138,124 and $19,762 at December 31, 2004 and 2003, respectively.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004 and 2003, the Company had net capital of $1,528,934 and $516,208, respectively, which exceeded the minimum net capital requirement by $1,278,934 and $266,208, respectively. The Company's ratio of aggregate indebtedness to net capital was 1.04 to 1 and 2.38 to 1 at December 31, 2004 and 2003, respectively.

The Net Capital Calculation and the focus report filed by the Company are consistent with the information presented in the "VFAM Only" column of the Supplemental Consolidating Statement of Financial Condition.

10. Commitments and Contingencies

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. The Company uses a clearing broker to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealer to significant off balance sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur.

11. Subsequent Event

On February 1, 2005, the Company's Parent acquired Brandywine Benefits Corporation ("Brandywine"), a financial planning, consulting and administration firm specializing in retirement benefit plans for small to medium sized business. The Parent transferred Brandywine into the Company as a subsidiary effective February 1, 2005. Brandywine serves over 250 customers in the mid-Atlantic area and generates approximately $1.3 million in annual revenues.

Valley Forge Asset Management Corporation
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Computation of Net Capital and Aggregate Indebtedness Pursuant to SEC Rule 15c3-1
December 31, 2004 and 2003

Schedule I

	2004	2003
Net capital and allowable subordinated borrowings		
Total stockholder's equity (excluding subsidiaries)	$ 4,139,427	$ 2,359,845
Allowable subordinated borrowings	15,000,000	15,000,000
Total capital and allowable subordinated borrowings	19,139,427	17,359,845
Less nonallowable assets		
Unsecured receivables	2,052,389	1,705,400
Deposits	51,961	400
Accounts receivable - misc.	8,599	593
Income tax receivable	95,965	-
Prepaid expenses	621,593	231,030
Furniture and equipment, net	48,973	88,747
Goodwill, net	14,720,000	14,720,000
Firm investment account (nonallowable portion)	3,300	3,300
Fidelity bond deductible provision	-	70,000
Total deductions and other charges	17,602,780	16,819,470
Net capital before hair-cut on securities	1,536,647	540,375
Less hair-cuts on securities owned		
Prime cash series (2%)	4,295	22,920
Firm investment account (.125%)	3,418	1,247
Total haircuts	7,713	24,167
Net capital	1,528,934	516,208
Net capital requirement		
Greater of 6.667% of aggregate indebtedness or $250,000	250,000	250,000
Excess net capital	$ 1,278,934	$ 266,208
Aggregate indebtedness		
Accounts payable, accrued expenses, and other liabilities	$ 1,584,536	$ 942,949
Income taxes payable	-	284,206
Total aggregate indebtedness	$ 1,584,536	$ 1,227,155
Ratio of aggregate indebtedness to net capital	1.04	2.38

Reconciliation with FOCUS Report

At December 31, 2003 and 2004, differences between the above computation of net capital and the corresponding computation prepared by the Company and included in the Company's unaudited Form X-17A-5 Part II filing as of the same dates consisted of the following:

	2004	2003
Total aggregate indebtedness as reported above	$ 1,584,536	$ 1,227,155
Total aggregate indebtedness as reported in unaudited FOCUS report	1,672,318	1,128,153
Difference	$ (87,782)	$ 99,002
Total income tax receivable as reported above	$ 95,965	$ -
Total income tax receivable as reported on the unaudited FOCUS report	-	-
Difference	$ 95,965	$ -

The difference is due to the treatment of deferred tax liabilities.

Valley Forge Asset Management Corporation

(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)

Computation for Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3

December 31, 2004 and 2003 **Schedule II**

The Company has complied with the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(ii) as of December 31, 2004 and 2003.



PricewaterhouseCoopers LLP
One South Market Square
213 Market Street
Harrisburg PA 17101
Telephone (717) 231 5900
Facsimile (717) 232 5672

Report of Independent Auditors on
Accompanying Consolidating Information

To the Board of Directors and Stockholder of
Valley Forge Asset Management Corporation

The report on our audit of the consolidated financial statements of Valley Forge Asset Management Corporation (a wholly owned subsidiary of Susquehanna Bancshares, Inc.) as of December 31, 2004 and 2003 and for the years then ended appears on page 1 of this document. That audit was conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The consolidating information is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position, results of operations and cash flows of the individual companies. Accordingly, we do not express an opinion on the financial position, results of operations and cash flows of the individual companies. However, the consolidating information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 23, 2005

Valley Forge Asset Management Corporation
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Consolidating Statement of Financial Condition
December 31, 2004

Schedule III

	VFAM	Eliminations	VFAM Only	Patriot Advisors	Tyler Wealth Counselors	Eliminations	Consolidated VFAM
Assets							
Cash and cash equivalents	$ 363,401	$ -	$ 363,401	$ 3,518	$ 447,249	$ -	$ 814,168
Commissions receivable	139,649	-	139,649	-	-	-	139,649
Advisory fees receivable, net	2,060,988	-	2,060,988	178,840	3,197	(66,366)	2,176,659
Accrued tax asset	95,965	-	95,965	13,133	-	-	109,098
Marketable securities, at market value	4,233,605	-	4,233,605	-	-	-	4,233,605
Prepaid expenses and other assets	621,593	-	621,593	43,980	49,204	-	714,777
Furniture and equipment, at cost, less accumulated depreciation of $258,552	48,973	-	48,973	101,097	15,238	-	165,308
Investment in subsidiaries	1,453,428	(1,453,428)	-	-	-	-	-
Customer intangible, net of accumulated amortization of $43,763	-	-	-	407,256	633,976	-	1,041,232
Goodwill, net of accumulated amortization of $279,983	14,720,000	-	14,720,000	-	-	-	14,720,000
Total assets	$ 23,737,602	$ (1,453,428)	$ 22,284,174	$ 747,824	$ 1,148,864	$ (66,366)	$ 24,114,496
Liabilities and Stockholders' Equity							
Liabilities							
Accounts payable, accrued expenses and other liabilities	$ 1,584,537	$ -	$ 1,584,537	$ 388,121	$ 55,138	$ (66,366)	1,961,430
Deferred tax liability	1,560,211	-	1,560,211	-	-	-	1,560,211
Subordinated borrowings from Parent	15,000,000	-	15,000,000	-	-	-	15,000,000
Total liabilities	18,144,748	-	18,144,748	388,121	55,138	(66,366)	18,521,641
Stockholders' equity							
Common stock, $.01 and no par value, and 100 and 15,000,000 share authorized, respectively, and 100 and 13,324,640 issued and outstanding, respectively	1	-	1	-	-	-	1
Additional paid-in capital	3,768,703	(1,472,704)	2,295,999	389,522	1,083,182	-	3,768,703
Retained earnings	1,824,150	19,276	1,843,426	(29,819)	10,544	-	1,824,151
Total stockholders' equity	5,592,854	(1,453,428)	4,139,426	359,703	1,093,726	-	5,592,855
Total liabilities and stockholders' equity	$ 23,737,602	$ (1,453,428)	$ 22,284,174	$ 747,824	$ 1,148,864	$ (66,366)	$ 24,114,496

Valley Forge Asset Management Corporation

(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

December 31, 2004 and 2003



PricewaterhouseCoopers LLP
One South Market Square
213 Market Street
Harrisburg PA 17101
Telephone (717) 231 5900
Facsimile (717) 232 5672

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Stockholder of
Valley Forge Asset Management Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Valley Forge Asset Management Corporation (a wholly owned subsidiary of Susquehanna Bancshares, Inc.) (the "Company") for the years ended December 31, 2004 and 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 and 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 23, 2005